

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2023

Jack Leeney
Chief Executive Officer
7GC & Co. Holdings Inc.
388 Market Street, Suite 1300
San Francisco, CA 94111

> **Re: 7GC & Co. Holdings Inc.**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed November 2, 2023**
> **File No. 333-274278**

Dear Jack Leeney:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 30, 2023 letter.

Amendment No. 4 to Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Financial Information, page 77

1. We note from your revised disclosures in response to prior comment 1, 7GC expects to satisfy the minimum cash condition that the Net Transaction Proceeds at closing will be equal or greater than $5.0 million (Minimum Cash Condition) through the Pipe transaction and bridge financing (Contemplated Financing Transactions) or other financing arrangements. We further note the definition of Net Transaction Proceeds includes cash proceeds to be received from any financing, whether equity or debt, at or immediately following the Closing. Please tell us whether the entire $40.0 million you anticipate receiving from the GEM Agreement satisfies the "at or immediately following the Closing" criteria in calculating Net Transaction Proceeds. If not, revise your pro forma financial statements to only include the funds from the GEM financing that will be received at Closing and can be used to satisfy the Minimum Cash Condition requirements. Also, include a discussion in the introductory paragraphs addressing the fact

that if the Contemplated Financing Transactions are not effectuated, the Minimum Cash Condition may not be met under certain scenarios such that the Business Combination may not be completed. Similar revisions should be made to your Source and Use of Funds disclosures elsewhere in the filing.

Please contact Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley at 202-344-5791 or Matthew Crispino at 202-551-3456 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Mike Heinz